September 27, 2024

Andrew Cohen
Chief Executive Officer
Chain Bridge I
8 The Green # 17538
Dover, DE 19901

       Re: Chain Bridge I
           Preliminary Proxy Statement on Schedule 14A
           Filed September 16, 2024
           File No. 001-41047
Dear Andrew Cohen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jennifer Wong, Esq.